UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 814-01108

Corporate Capital Trust II*

(Exact name of registrant as specified in its charter)

Address: 201 Rouse Boulevard, Philadelphia, PA 19112 Telephone number: (215) 495-1150

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

Explanatory Note:

*

Pursuant to the Agreement and Plan of Merger, dated May 31, 2019, by and among FS KKR Capital Corp. II (“FSK II”), FS Investment Corporation III, Corporate Capital Trust II (the “Company”), FS Investment Corporation IV, NT Acquisition 1, Inc., NT Acquisition 2, Inc., NT Acquisition 3, Inc. and FS/KKR Advisor, LLC, the Company merged with and into FSK II, with FSK II as the surviving corporation, at which time the separate corporate existence of the Company ended. Pursuant to the requirements of the Securities Exchange Act of 1934, FSK II, as successor by merger to the Company, has caused this notification to be signed on its behalf by the undersigned duly authorized person.

FS KKR Capital Corp. II, as successor by merger to Corporate Capital Trust II

Date: December 18, 2019	By:	/s/ Stephen S. Sypherd
Stephen S. Sypherd, General Counsel